ALLBRITTON COMMUNICATIONS COMPANY
                       1000 Wilson Boulevard, Suite 2700
                              Arlington, VA 22209

 CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ALLBRITTON COMMUNICATIONS COMPANY
       FOR PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83

July 10, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:      Allbritton Communications Company
         Form 10-K for Fiscal Year Ended September 30, 2008
         Forms 10-Q for the Quarters Ended December 31, 2008 and March 31, 2009 File No. 333-02302

Dear Mr. Spirgel:

         This letter sets forth the responses of Allbritton Communications Company (the "Company") to the comments made in your letter to Stephen P. Gibson, dated June 23, 2009. Each of the Company's responses are set forth below, organized in the same manner, order and format as your letter, with your comments repeated and our response immediately following. Pursuant to 17 C.F.R. ss. 200.83, we are requesting confidential treatment for Exhibit 1 which is provided in connection with our response to Comment 2 below.

Form 10-Q for the Quarter Ended March 31, 2009
Critical Accounting Policies and Estimates

     1. We note your response to prior comment 1. We continue to believe that you should expand your MD&A to discuss your expectations regarding your future operating results and liquidity in light of the impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the FCC license impairment charge. In particular, why and by how much did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

         While we believe that our previous disclosure was appropriate, we will provide additional disclosures in response to your comment in our Form 10-Q for the Quarter Ended June 30, 2009.

Mr. Larry Spirgel
United States Securities and Exchange Commission
July 10, 2009
Page 2


Other

     2. We have considered your response to our previous comment 3 and the related information provided under Exhibit 1. However, we continue to believe aggregation of your operating segments is not consistent with the objective and basic principles of Statement No. 131. Nor do we believe that they have similar economic characteristics. Revise your segment disclosures as previously requested.

         We continue to believe that our position is consistent with the requirements of SFAS No. 131. As we discussed with you, we are in the process of modifying our monthly reporting package to include only the information that our CODM utilizes to assess performance and allocate resources. A draft of this modified package is included in Exhibit 1. We look forward to discussing any questions you may have once you have had an opportunity to review the contents of Exhibit 1.


In connection with our responses, the Company hereby acknowledges:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me directly at
(703) 647-8700.

Sincerely,

/s/ Stephen P. Gibson

Stephen P. Gibson
Senior Vice President and Chief Financial Officer


cc: Mr. Robert Littlepage, United States Securities and Exchange Commission Mr. Joe Cascarano, United States Securities and Exchange Commission

Enclosure:  Exhibit 1**

**Exhibit 1 has been omitted pursuant to a request for confidential treatment and has been furnished separately to the SEC.